

August 23, 2012

<u>Via E-mail</u>
Devon Jones
Chief Executive Officer
Intelligent Highway Solutions, Inc.
8 Light Sky Court
Sacramento, CA 95828

> **Re: Intelligent Highway Solutions, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed August 13, 2012**
> **File No. 333-181405**

Dear Mr. Jones:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Please update your financial statements and other financial information in the document to include the fiscal quarter ended June 30, 2011.

2. Please file a currently dated consent from your auditor with each amendment. .

3. We note your response to comment 1 of our letter dated July 20, 2012. In your response, you note that "each of the selling shareholders is a personal friend or acquaintance of an office or director of the company." However, we note that several of the selling stockholders are legal entities, including Innovest and Anslow and Jaclin. Please explain this statement. We also note your statement that the selling shareholders are "primarily non-affiliates." Please tell us whether any of the selling shareholders are affiliates of the company.

4. We note that you did not file any exhibits in connection with Amendment No. 2. We encourage you to file all exhibits with your next amendment. We must review these documents before the registration statement is declared effective, and we may have additional comments.

Prospectus Coverpage

5. Pursuant to Item 501(b)(3) of Regulation S-K, please disclose the aggregate net proceeds that the selling shareholders will receive in this offering assuming all of the shares are sold at the offering price.

Prospectus Summary, page 1

6. Please revise the initial paragraph in this section to reflect that your proposed intelligent transportation technology service operations are currently aspirational.

7. We note your response to comment 5 of our letter dated July 20, 2012. Please provide additional disclosure regarding the private placement whereby you granted registration rights to certain investors, including the aggregate amount raised, per share purchase price, closing date(s) and number of investors that participated in the offering.

8. Please provide additional disclosure regarding your plans to develop "irrigation central control systems and communications products." Please specify whether you intend to develop these products concurrently with your intelligent highway solutions, and what affect, if any, it may have on that business.

The Offering, page 1

9. Please revise the "Terms of the Offering" to reflect that the shares in this offering will be sold at fixed price until your stock is quoted on the OTCBB.

Risk Factors, page 2

Our contracts for services were acquired from Michael Sullivan…, page 3

10. We note your response to comment 8 of our letter dated July 20, 2012. Please expand your disclosure to specify whether you entered into an amendment to assign the contracts from Caltrans from Mr. Sullivan to you. If so, please specify whether California consented to such assignment.

Our Chief Financial Officer, Philip Kirkland…, page 3

11. We note your response to comment 7 of our letter dated July 20, 2012. Please add the disclosure provided in your response regarding Mr. Carnell's participation in the preparation of your financial statements to your prospectus.

12. Please revise this risk factor to reflect that, as an emerging growth company, you will not have to comply with certain provisions of Section 404 of the Sarbanes-Oxley Act of 2002, as amended.

Description of Business, page 10

13. We note your response to comment 14 of our letter dated July 20, 2012. We note in your response you disclose that Mr. Sullivan was paid $2,000 to assign his agreements with Caltrans, but on this page you disclose that he was paid $10,000. Please reconcile.

Research and Development, page 13

14. We note your response to comment 18 of our letter dated July 20, 2012. However, we note that the disclosure regarding your research and development expenses, on page F-5, has not been adjusted. Please explain.

15. Please provide a discussion of the Development Agreement between you and American Water Solutions, Inc.

Liquidity and Capital Resources, page 18

16. We note your response to comment 15 from our letter dated July 20, 2012; however, we did not see any new disclosure in the liquidity section or notes to the financial statements where you disclosed what rights, if any, you have to the funds disbursed through the factoring agreement. As such, since the factoring agreement appears to be in Michael Sullivan's name, disclose what legal rights, if any, you have to the factoring funds that are disbursed to Michael Sullivan.

   Furthermore, we note your statement on page 17 which states that, "The Company turned to factoring the invoices for payments for the CALTRANS contracts." If you do not have legal rights to the factoring funds, please revise this and any statement which implies that the factoring agreement is between you and CALTRANS.

17. We note your response to comment 28 from our letter dated July 20, 2012. However, although you provided the amount of fees and interest paid on your factoring agreement in your response, we were unable to locate this disclosure in your filing. Please disclose the amount of fees and interest paid on your factoring agreement in the liquidity section of your MD&A.

18. We note your response to comment 32 of our letter dated July 20, 2012. Please add the disclosure provided in your response to your prospectus.

Note 5 – Notes Payable, page F-9

19. We note your response to comment 24 from our letter dated July 20, 2012. However, we are unable to locate your new disclosure regarding your related party transactions. Please add this disclosure.

Note 11 – Significant Transactions, page F-12

20. We note your response to comment 25 from our letter dated July 20, 2012 and that Michael J. Sullivan is not a related party under Item 404 Regulations S-K. In addition, please confirm, if true, that Michael J. Sullivan is not a related party in accordance with ASC 850. If he is a related party under ASC 850, please provide all appropriate disclosure.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Inessa Kessman, Staff Accountant, at (202) 551-3371 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Brandon Hill, Attorney Advisor, at (202) 551-3268, Celeste M. Murphy, at (202) 551-3257 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director